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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934


                    Wilson Brothers USA, Inc

                        (Name of Issuer)
              Common Stock, par value $1 per share

                 (Title of Class of Securities)
                           972091 10 2

                         (CUSIP Number)

                        December 6, 1999

     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  Rule 13d-
]  1(b)
[X Rule 13d-
]  1(c)
[  Rule 13d-
   1(d)
]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).